BAKER & McKENZIE

Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036, USA

Tel: +1 212 626 4100
Fax: +1 212 310 1600
www.bakernet.com

October 10, 2006

Jeffrey E. Cohen
Tel: +1 212 626 4936
Jeffrey.E.Cohen@bakernet.com

Via Email and Federal Express

Mr. Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop Room 36-28




06017469

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Reinstatement of Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

By letter dated August 8, 2006, L'Air Liquide S.A. (the "Company") furnished certain information to the Securities and Exchange Commission (the "Commission") in connection with the Company's application for reinstatement of its exemption from the registration requirements of the Securities Exchange Act of 1934, as amended, pursuant to the provisions of Rule 12g3-2(b) thereunder.

This supplemental letter is in response to the Staff's request for additional information from the Company with regard to (i) past non-compliance with the requirements of subparagraphs (1)(iii) and (iv) of Rule 12g3-2(b); (ii) the processes and procedures that have now been adopted by the Company to ensure ongoing compliance with its obligations under subparagraphs (1)(iii) and (iv) of Rule 12g3-2(b); and (iii) the current number of holders of the Company's ordinary shares resident in the United States.

I. Past Non-compliance

By letter dated September 7, 2001, the Company applied to the Commission for the exemption. In October 2001, the Commission added the Company to the list of companies claiming the exemption under Rule 12g3-2(b) and assigned a file number (no. 82-5224) to the Company. As a result of not monitoring sufficiently compliance with Rule 12g3-2(b), the Company failed to furnish information to the Commission under subparagraphs (1)(iii) or (iv) of Rule 12g3-2(b). As set forth in Section II below, the Company has adopted procedures to prevent a recurrence of such non-compliance, including supervisory procedures to monitor such compliance.

II. Processes and Procedures

In accordance with subparagraph (1)(iii) of Rule 12g3-2(b), the Company has undertaken, in its August 8, 2006 letter, to furnish to the Commission, during the remainder of the fiscal year ending December 31, 2006 and for each subsequent fiscal year, the information

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required pursuant to such subparagraph, promptly after such information is made public or required to be made public. In addition, in accordance with subparagraph (1)(iv) of Rule 12g3-2(b), the Company has undertaken, in its August 8, 2006 letter, to furnish a revised text of the list annexed as Annex A to such letter promptly after the end of any fiscal year in which any changes occur in the kind of information required to be published as referred to in such list.

In connection with its request for reinstatement, the various departments at the Company responsible for the materials referred to in subparagraphs (1)(i)-(iv) of Rule 12g3-2(b) agreed on the following procedures to ensure compliance with the Company's ongoing responsibilities and obligations under Rule 12g3-2(b):

1. A designated person in the shareholder communications department will have overall responsibility for all required submissions to the Commission;

2. This person will coordinate with each of the relevant departments on a continuing basis to collect and review all information of the type referred to in subparagraphs (1)(i)-(iv) of Rule 12g3-2(b);

3. All required information will be furnished promptly to the Commission by Federal Express, DHL or other international courier;

4. In order to monitor delivery, each courier package to the Commission will contain a duplicate cover letter for date stamping by the Commission, together with a post-prepaid, self-addressed envelope; and

5. The legal department will conduct periodic reviews, not less than quarterly, of actual compliance by the Company with the requirements of Rule 12g3-2(b).

The Company also wishes to note that there will be a back-up person in the shareholder communications department should the main person responsible for Rule 12g3-2(b) submissions be absent from the office for any reason.

The Company understands its obligation to furnish the required information in an ongoing and timely manner and is confident that these new procedures will allow it to comply fully with its obligations.

III. U.S. Shareholders

In order to determine the number of holders resident in the United States, the Company examined its shareholder records and identified each holder with a U.S. address. In addition, the Company retained Mellon Investor Services LLC (i) to make inquiries of all U.S. brokers, dealers and banks whose names appear as shareholders of ordinary shares in such

records provided by the Company and (ii) to make such inquiries of the four depositaries who manage unsponsored Level 1 ADR programs with respect to the Company's ordinary shares. The Company advises us that, on the basis of such examination and such further inquiries by Mellon Investor Services LLC, the Company had, as of September 19, 2006, 1,347 holders of its ordinary shares resident in the United States.

The Company notes that the above total includes 968 U.S. employees who acquired ordinary shares of the Company pursuant to global employee stock purchase programs conducted in 2001 and 2005. These shares were issued by the Company in reliance on its still holding the Rule 12g3-2(b) exemption; the Company notes that the shares were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701 thereunder, and that the disclosures required by Rule 701 (including required financial statements with GAAP reconciliation) were delivered to all participants in such purchase programs.

The Company also notes that it issued options to substantially all of its employees, including U.S. employees, in 2002 in connection with the 100th anniversary of the Company. All such options had a four-year vesting requirement (except in California, where a shorter vesting period was employed to comply with California's blue sky laws). As was the case with the purchase programs, the options were granted in reliance on the Company still holding the Rule 12g3-2(b) exemption. Again, the Company is complying with Rule 701 in connection with all option exercises under the 100th anniversary option program.

If you have any questions or require any further information in respect of the Company's request for reinstatement, please contact the undersigned at (212) 626-4936.

Very truly yours,



Jeffrey E. Cohen